Change in presentati Effective January 1, 2025, the Company adopted the U.S. dollar (USD) as its presentation currency, replacing the Euro. The change is intended to enhance comparability with its U.S. listed peers and provide more relevant information to investors. The financial results for the years ended December 31, 2024 and December 31, 2023 presented herein in USD, on a basis consistent with the new reporting currency, have been translated from Euro to USD using the average rates for the period, as set out in the Appendix hereto. This supplemental financial information is being provided for informational purposes only and to aid in comparability, has no impact on previously reported consolidated financial statements for any period and does not represent a restatement of previously issued financial statements. The Company’s auditors have not audited, reviewed, compiled, or performed any procedures with respect to this supplemental financial information. May 21, 2025

Disclaimers Change in presentation currency Effective January 1, 2025, the Company adopted the U.S. dollar (USD) as its presentation currency, replacing the Euro. The change is intended to enhance comparability with its U.S. listed peers and provide more relevant information to investors. The financial results for the years ended December 31, 2024 and December 31, 2023 presented herein in USD, on a basis consistent with the new reporting currency, have been re-presented retrospectively as if the new presentation currency had always been the presentation currency. Items within the statement of Profit or Loss previously reported in Euros have been converted to USD from the functional currency of the respective subsidiaries within the Group using the average monthly foreign exchange rates at the date of the transaction. This courtesy supplemental financial information is being provided for informational purposes only and to aid in comparability, has no impact on previously reported consolidated financial statements for any period and does not represent a restatement or recasting of previously issued financial statements. The Company’s auditors have not audited, reviewed, compiled, or performed any procedures with respect to this supplemental financial information. Certain statements made herein are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward- looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Totals Totals throughout may not sum due to rounding. Forward-Looking Statements

Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this presentation, and supplemental materials are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs. Non-GAAP Measures Non-GAAP Financial Information This presenation includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. EBITDA and Adjusted EBITDA are non-GAAP company-specific performance measures that the Company uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, finance income, finance expense and income tax expense. Adjusted EBITDA is EBITDA adjusted for RSU expense, change in fair value of options, unrealized foreign exchange, gain on disposal of business and other adjustments. Super Group believes that these non-GAAP measures are useful in evaluating the Company’s operating performance as they provide additional perspective on the financial performance of our core business, are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.

$m 1Q23 2Q23 3Q23 4Q23 FY 2023 1Q24 2Q24 3Q24 4Q24 FY 2024 Revenue 363 415 388 388 1,555 412 447 443 533 1,835 Direct and marketing expenses (296) (302) (295) (337) (1,231) (330) (322) (352) (370) (1,374) General and administrative expenses (39) (41) (42) (38) (160) (43) (42) (46) (45) (175) Other operating Income 1 1 0 4 7 4 1 0 2 7 Gain on disposal of business - - - - - 44 - - - 44 Depreciation and amortization expense (23) (22) (22) (22) (89) (22) (23) (21) (18) (84) Finance income 1 2 3 3 10 3 3 3 2 11 Finance expense (1) (1) (1) (1) (3) (1) (1) (2) (2) (7) Share of post-tax profit of associate - - - - - - 0 0 0 1 Impairment of Assets - - - (39) (39) - (40) - - (40) Gain on bargain purchase - - - 0 0 - - - - - Change in fair value of option (2) (7) (15) (7) (31) (14) 0 - (0) (14) Profit / (loss) before taxation 5 46 17 (48) 20 53 22 25 103 204 Income tax expense (7) (15) (5) (0) (28) (8) (23) (16) (34) (81) Profit / (loss) for the period (2) 30 12 (48) (8) 45 (1) 9 70 123 Note: Totals may not sum due to rounding. Consolidated Statement of Profit or Loss

Disaggregation of Revenue by Product and Region

FY 2023

$m	1Q23			2Q23			3Q23			4Q23			FY 2023		
	Betway	Spin	Total	Betway	Spin	Total	Betway	Spin	Total	Betway	Spin	Total	Betway	Spin	Total
Online casino	111	150	261	132	165	297	137	164	301	141	165	306	522	644	1,166
Sports betting	87	0	87	103	0	103	70	(0)	70	64	(0)	64	325	0	325
Brand licensing	9	(0)	9	9	(0)	9	9	0	9	9	(0)	9	37	(0)	37
Other	5	0	6	6	0	6	7	0	8	8	0	9	27	1	28
Total Revenue	213	151	363	250	165	415	224	164	388	223	165	388	910	645	1,555
Africa and Middle East	94	0	94	120	1	121	107	1	108	125	1	126	448	2	450
Asia & Pacific	38	25	62	45	30	75	38	29	67	11	27	38	131	111	243
Europe	37	23	60	40	22	62	38	21	59	41	21	62	156	88	244
North America	40	99	140	41	108	149	36	109	146	42	113	155	159	430	589
South/Latin America	4	3	7	4	4	8	4	3	7	4	3	7	15	14	29
Total Revenue	213	151	363	250	165	415	224	164	388	223	165	388	910	645	1,555

Disaggregation of Revenue by Product and Region

FY 2024

$m	1Q24			2Q24			3Q24			4Q24			FY 2024		
	Betway	Spin	Total	Betway	Spin	Total	Betway	Spin	Total	Betway	Spin	Total	Betway	Spin	Total
Online casino	151	170	322	167	181	348	184	179	363	215	197	412	716	728	1,444
Sports betting	79	0	79	91	(0)	91	74	(0)	74	119	(0)	119	363	0	363
Brand licensing	6	0	6	6	(0)	6	4	0	4	4	(0)	4	20	0	20
Other	4	0	5	2	0	2	2	0	2	(2)	0	(2)	7	1	7
Total Revenue	241	171	412	265	181	447	263	180	443	336	197	533	1,105	729	1,835
Africa and Middle East	151	0	152	164	1	165	165	1	166	223	2	225	703	4	708
Asia & Pacific	9	29	38	7	33	40	6	31	37	6	31	37	27	124	152
Europe	42	20	63	48	22	71	52	22	74	67	26	92	209	90	299
North America	35	118	153	41	120	162	37	122	159	41	137	178	155	497	652
South/Latin America	4	3	7	4	5	9	4	3	6	(0)	2	2	11	13	24
Total Revenue	241	171	412	265	181	447	263	180	443	336	197	533	1,105	729	1,835

Note: Totals may not sum due to rounding.

$m 1Q23 2Q23 3Q23 4Q23 FY 2023 1Q24 2Q24 3Q24 4Q24 FY 2024 Profit / (loss) for the period (2) 30 12 (48) (8) 45 (1) 9 70 123 Income tax expense 7 15 5 0 28 8 23 16 34 81 Profit / (loss) before taxation 5 46 17 (48) 20 53 22 25 103 204 Finance income (1) (2) (3) (3) (10) (3) (3) (3) (2) (11) Finance expense 1 1 1 1 3 1 1 2 2 7 Depreciation and amortization expense 23 22 22 22 89 22 23 21 18 84 EBITDA 27 66 37 (28) 102 73 44 46 121 283 Unrealized foreign exchange 3 1 (0) (0) 4 3 2 3 (3) 6 RSU expense 5 4 5 5 18 4 4 1 2 11 Change in fair value of options 2 7 15 7 31 14 (0) - 0 14 Gain on disposal of business - - - - - (44) - - - (44) Impairment of assets - - - 39 39 - 40 - - 40 US Sportsbook Closure - - - - - - - 36 - 36 Market closure - - - 11 11 0 - 6 - 6 Gain on bargain purchase - - - (0) (0) - - - - - Gain on derivative contracts - - - - - - 0 - - 0 Other non-recurring adjustments 1 6 0 4 11 (1) (1) 0 5 4 Adjusted EBITDA 39 83 57 37 216 50 88 92 126 357 Note: Totals may not sum due to rounding. Reconciliation of Profit for the period to EBITDA and Adjusted EBITDA

€m 1Q23 2Q23 3Q23 4Q23 FY 2023 1Q24 2Q24 3Q24 4Q24 FY 2024 Revenue 339 381 357 360 1,436 379 415 403 500 1,697 Direct and marketing expenses (276) (277) (271) (313) (1,137) (304) (299) (320) (346) (1,270) General and administrative expenses (37) (38) (39) (35) (148) (39) (39) (41) (43) (162) Other operating Income 1 1 0 3 6 4 1 0 2 7 Gain on disposal of business - - - - - 40 - - - 40 Depreciation and amortization expense (21) (20) (20) (21) (82) (20) (22) (19) (17) (78) Finance income 1 2 3 3 9 3 3 2 2 10 Finance expense (1) (1) (1) (1) (3) (1) (1) (2) (1) (6) Share of post-tax profit of associate - - - - - - 0 0 0 1 Impairment of Assets - - - (36) (36) - (37) - - (37) Gain on bargain purchase - - - 0 0 - - - - - Change in fair value of option (2) (6) (14) (6) (29) (13) 0 - (0) (13) Profit / (loss) before taxation 5 42 15 (45) 17 49 21 23 97 189 Income tax expense (6) (14) (5) - (25) (8) (21) (14) (32) (75) Profit / (loss) for the period (2) 28 11 (45) (9) 41 (1) 8 65 114 Note: Totals may not sum due to rounding. Consolidated Statement of Profit or Loss

Disaggregation of Revenue by Product and Region

FY 2023

€m	1Q23			2Q23			3Q23			4Q23			FY 2023		
	Betway	Spin	Total	Betway	Spin	Total	Betway	Spin	Total	Betway	Spin	Total	Betway	Spin	Total
Online casino	103	140	243	121	152	272	127	150	277	131	153	285	482	595	1,077
Sports betting	81	0	81	94	0	94	65	(0)	65	59	(0)	59	299	0	299
Brand licensing	9	(0)	9	8	(0)	8	8	0	8	9	(0)	9	34	(0)	34
Other	5	0	5	6	0	6	7	0	7	8	0	8	25	1	26
Total Revenue	198	140	339	229	152	381	206	151	357	206	154	360	840	596	1,436
Africa and Middle East	88	0	88	110	1	111	99	1	100	116	1	116	413	2	415
Asia & Pacific	35	23	58	41	28	69	35	27	62	10	26	36	121	104	225
Europe	34	21	56	37	21	57	35	19	54	38	20	58	144	81	225
North America	37	93	130	37	100	137	33	100	134	39	104	144	147	397	544
South/Latin America	4	3	7	4	3	7	4	3	7	3	3	6	14	13	27
Total Revenue	198	140	339	229	152	381	206	151	357	206	154	360	840	596	1,436

Disaggregation of Revenue by Product and Region

FY 2024

€m	1Q24			2Q24			3Q24			4Q24			FY 2024		
	Betway	Spin	Total	Betway	Spin	Total	Betway	Spin	Total	Betway	Spin	Total	Betway	Spin	Total
Online casino	139	157	296	155	168	323	167	163	330	201	185	386	662	673	1,336
Sports betting	73	0	73	84	(0)	84	67	(0)	67	111	(0)	111	336	0	336
Brand licensing	6	0	6	5	(0)	5	4	0	4	4	(0)	4	19	0	19
Other	4	0	4	2	0	2	2	0	2	(1)	0	(1)	6	1	7
Total Revenue	222	157	379	246	168	415	239	163	403	315	185	500	1,023	674	1,697
Africa and Middle East	139	0	140	153	1	154	150	1	151	209	2	211	651	4	655
Asia & Pacific	8	27	35	7	30	37	5	29	34	5	29	34	25	115	140
Europe	39	19	58	45	21	66	47	20	67	62	24	86	193	84	277
North America	32	109	141	38	112	150	34	111	145	39	128	167	143	460	603
South/Latin America	3	3	6	4	5	8	3	3	6	(0)	2	2	10	12	22
Total Revenue	222	157	379	246	168	415	239	163	403	315	185	500	1,023	674	1,697

Note: Totals may not sum due to rounding.

€m 1Q23 2Q23 3Q23 4Q23 FY 2023 1Q24 2Q24 3Q24 4Q24 FY 2024 Profit / (loss) for the period (2) 28 11 (45) (9) 41 (1) 8 65 114 Income tax expense 6 14 5 - 25 8 21 14 32 75 Profit / (loss) before taxation 5 42 15 (45) 17 49 21 23 97 189 Finance income (1) (2) (3) (3) (9) (3) (3) (2) (2) (10) Finance expense 1 1 1 1 3 1 1 2 1 6 Depreciation and amortization expense 21 20 20 21 82 20 22 19 17 78 EBITDA 25 61 33 (26) 93 67 41 41 113 262 Unrealized foreign exchange 3 1 (0) (0) 4 3 2 3 (3) 5 RSU expense 4 3 5 4 17 4 3 1 2 10 Change in fair value of options 2 6 14 6 29 13 (0) - 0 13 Gain on disposal of business - - - - - (40) - - - (40) Impairment of assets - - - 36 36 - 37 - - 37 US Sportsbook Closure - - - - - - - 33 - 33 Market closure - - - 10 10 0 - 5 - 6 Gain on bargain purchase - - - (0) (0) - - - - - Other non-recurring adjustments 1 5 0 4 10 (0) (1) 0 5 4 Adjusted EBITDA 36 76 53 33 198 46 82 84 118 330 Note: Totals may not sum due to rounding. Reconciliation of Profit for the period to EBITDA and Adjusted EBITDA

1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 EUR to USD 1.073 1.090 1.089 1.076 1.082 1.086 1.077 1.099 1.067 1.082 Note: Items within the statement of Profit or Loss previously reported in Euros have been converted to USD from the functional currency of the respective subsidiaries within the Group using the average monthly foreign exchange rates at the date of the transaction. Average of Average Exchange Rate 2023 2024 2023 Total 2024 Total